PVG ASSET MANAGEMENT COPORATION

5975 S. Quebec Street, Suite 270

Greenwood Village, CO 80111

 February 18, 2014

Dunham Funds

c/o Jeffrey A. Dunham, President

10251 Vista Sorrento Parkway, Suite 200

San Diego, CA

Re: Sub-Advisory Fee Waiver for the Dunham Loss Averse Equity Income Fund

Dear Mr. Dunham:

PVG Asset Management Corporation (the “Sub- Adviser”) desires to contractually agree to waive a portion of its Sub-Advisory fee for the benefit of the Loss Averse Equity Income Fund (the “Fund”).  The Sub-Adviser hereby agrees, as of the date hereof, to waive a portion of the annual Sub-Advisory fee to the extent necessary to maintain the Fund’s total annual operating expenses (excluding any brokerage fees and commissions, indirect expenses such as acquired fund fees and expenses, borrowing costs such as interest and dividend expense on securities sold short, taxes, extraordinary expenses such as litigation or expenses in connection with a merger or reorganization) at 1.59% for Class N shares, 1.84% for Class A shares, and 2.59% for Class C shares; provided, however, that the annual Sub-Advisory fee shall in no case be waived to less than 0.10% of the Fund’s average daily net assets.  This Agreement shall become effective on the date first above written and shall remain in effect until at least March 31, 2015.

Sincerely, s/s/ Patrick S. Adams Patrick S. Adams Chief Executive Officer PVG Asset Management Corporation	Approved and accepted on behalf of the Fund, /s/ Jeffrey A. Dunham Jeffrey A. Dunham President Dunham Funds